FIDELITY INVESTMENTS LIFE INSURANCE COMPANY

Salt Lake City, Utah

Aviation Limitation Rider

This Rider is an additional part of the Fidelity Lifetime Reservessm Variable Universal Life Insurance Policy ("Policy") to which it is attached. The Company has issued the Policy subject to the provisions of this Rider.

Aviation Limitation. If the death of the Insured is an Aviation Death:

1. The Insurance Proceeds of the Policy and any Rider benefits payable upon the death of the Insured will not be paid;

2. The Company's liability under the Policy, including all Riders that terminate upon the Insured's death, will be limited to the Aviation Death Benefit;

3. The Aviation Death Benefit will be paid to the same person(s) and in the same manner as the Insurance Proceeds would have been paid under the Policy; and

4. The Policy will terminate.

Aviation Death. The death of the Insured will be an "Aviation Death" if death results from, or is contributed to by, flight in or descent from or with any kind of aircraft or spacecraft. However, it will not be an "Aviation Death" if the Insured was only a passenger, with no duties in connection with the flight or descent, and the flight or descent was not for a training or experimental purpose.

Aviation Death Benefit. The "Aviation Death Benefit" is the Cash Surrender Value of the Policy as of the date the Company receives notice of the death of the Insured.

Signed for the Company at its Executive Office in Boston, Massachusetts

/s/Melanie Calzetti-Spahr	/s/David J. Pearlman
President	Secretary